November 16, 2011

Via E-Mail

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attn: Ethan Horowitz
Branch Chief

Reference:
Eagle Ford Oil & Gas Corporation
Form 8-K Filed November 10, 2011
File No.000-51656

Dear Mr. Horowitz:

This letter is in response to the Commissions letter of November 15, 2011 to Eagle Ford Oil & Gas Corporation (the “Company”) regarding the above-referenced matters. The Commission’s letter requested that the Company respond within five business days by amending its filing, by providing the requested information, or by advising the Commission when the Company will provide the requested response. In specific response to the three comments relative to the Form 8-K filed on November 10, 2011;

(1) The Board of Directors and in discussion with the Company’s independent auditors determined that the previously issued financial statements ending June 30, 2011, should no longer be relied upon. The Board of Directors discussed these matters described above with our independent auditors and decided to take the action of restating its financials for the period ending June 30, 2011;

(2) the date of determination was on November 9, 2011 and;

(3) the Company expects to file its restatement on or about December 15, 2011.

We will file an amendment to our Form 8-K filed on November 10, 2011 to incorporate the above additional information. We expect to file such amendment on or before November 18, 2011.

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please call me at (281) 383-9648.

Sincerely,

/s/Richard H. Adams

Richard H. Adams
Chief Financial Officer

cc	Shannon Buskirk
Suying Li